Exhibit 12.2

KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2013	2012	2011	2010	2009
	(millions)
Net Income	$169.0	$141.6	$135.5	$163.2	$128.9

Add
Income tax expense	79.8	75.3	69.1	81.6	46.9
Kansas City earnings tax	—	0.1	—	0.1	0.2
Total taxes on income	79.8	75.4	69.1	81.7	47.1

Interest on value of leased property	5.1	5.3	5.4	5.7	6.0
Interest on long-term debt	128.1	123.5	118.5	117.9	110.4
Interest on short-term debt	3.4	4.4	5.1	3.9	5.3
Other interest expense and amortization	5.1	3.8	5.8	4.2	0.3

Total fixed charges	141.7	137.0	134.8	131.7	122.0

Earnings before taxes on
income and fixed charges	$390.5	$354.0	$339.4	$376.6	$298.0

Ratio of earnings to fixed charges	2.76	2.58	2.52	2.86	2.44